                                                                EXHIBIT 99(a)(7)

contact: Suzy W. Taylor
         (866) 652-1810

                   FIRSTCITY FINANCIAL ANNOUNCES EXECUTION OF
                   AGREEMENT FOR $16 MILLION NON-RECOURSE LOAN

      WACO, TEXAS, NOVEMBER 27, 2002...FirstCity Financial Corporation (Nasdaq:
FCFC) today announced that FirstCity and Bank of Scotland have executed an agreement that provides that Bank of Scotland will lend FirstCity $16 million on the terms set forth in the agreement. The $16 million non-recourse loan will be secured by (among other things) a 20% interest in Drive.

FirstCity intends to use the $16 million loan to provide the cash portion for its exchange offer for New Preferred Stock. Upon the fulfillment of the conditions set forth in the agreement, FirstCity and Bank of Scotland will close the $16 million loan at the closing of the exchange offer. FirstCity is offering to exchange each share of its New Preferred Stock for, at the holder's election, either:

      (1)   $10.00 cash and 2 shares of FirstCity's common stock, or

      (2)   $ 8.00 cash and 3 shares of FirstCity's common stock.

As a result of the execution of this agreement concerning the $16 million loan, in accordance with the SEC's rules, the exchange offer will remain open until 12:00 midnight on Wednesday, December 4, 2002, unless extended.

The exchange offer is subject to several conditions. The most significant conditions include:

      (1) the closing of the $16 million non-recourse loan from Bank of Scotland described above,

      (2) the tender of at least 80% of the outstanding shares of New Preferred Stock, and

      (3) the lack of any change or development involving a prospective change in or affecting FirstCity's business or financial affairs that, in the reasonable judgment of FirstCity's board of directors, would or might prohibit, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to FirstCity of the exchange offer.

Because there are multiple conditions to the closing of the transactions contemplated by the recapitalization that are beyond the control of FirstCity, FirstCity cannot provide any assurances that these conditions will be satisfied and that the exchange offer and the recapitalization will close.

FirstCity has filed with the SEC a prospectus supplement concerning the execution of the loan documentation. FirstCity will also mail a copy of the prospectus supplement to holders of New Preferred Stock as of the record date of the exchange offer.

As of November 26, 2002, approximately 1,015,404 shares, or approximately 83.0%, of New Preferred Stock have been deposited with the exchange agent with respect to the exchange offer.

Materials regarding the exchange offer have been mailed to holders of New Preferred Stock. FirstCity has filed a tender offer statement and other related documents with the Securities and Exchange Commission concerning the exchange offer. Copies of the exchange offer materials may be obtained either from Suzy Taylor, by calling her toll free at (866) 652-1810, or from the SEC's website, www.sec.gov. HOLDERS OF NEW

PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed recapitalization and future performance, may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the consummation of the exchange offer and the other transactions of the recapitalization; the effects of the exchange offer and the recapitalization in general; the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values; capital markets conditions, including the markets for asset-backed securities; risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001, as well as in FirstCity's other filings with the SEC, including the registration statement described above. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common stock (FCFC) and New Preferred Stock (FCFCO) are listed on the Nasdaq National Market System.


                                       2